November 26, 2019

Jorge Newbery
President and Chief Executive Officer
AHP Servicing LLC
440 S. LaSalle Street, Suite 1110
Chicago, Illinois 60605

       Re: AHP Servicing LLC
           Offering Statement on Form 1A
           Post Qualification Amendment No. 2
           Filed November 20, 2019
           File No. 024-10899

Dear Mr. Newbery:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2019 letter

Post Qualification Amendment to Form 1-A

General

1. We note your response to comment 1. If Jeremiah Kaye serves as your chief financial officer and principal accounting officer, please so identify him in the document.
2. Please revise to clarify the source of the loans to be purchased. To the extent loans are identified please revise to provide operating data.
Joint Venture Financing Model, page 17

3. We note your revised disclosure on page 17 and response to comment 2. Please revise to clarify the priority of distributions as they relate to the "compounded return of 10% per year" for the investors in this offering. Please also clarify the extent to which this Form 1-
 Jorge Newbery
AHP Servicing LLC
November 26, 2019
Page 2
       A is meant to cover issuances to an investor in the JV financing. We may have further comment.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald Alper at 202-551-3329 or James Lopez at 202-551-3536 with any questions.



                                                             Sincerely,
FirstName LastNameJorge Newbery
                                                             Division of
Corporation Finance
Comapany NameAHP Servicing LLC
                                                             Office of Real
Estate & Construction
November 26, 2019 Page 2
cc:       Markley S. Roderick
FirstName LastName